ATS ANNOUNCES PRICING OF UPSIZED $400 MILLION SENIOR UNSECURED NOTES OFFERING

08/15/2024

CAMBRIDGE, ON - (BUSINESS WIRE) - ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”) announced today that it has entered into an underwriting agreement to sell, pursuant to a private placement offering (the “Offering”), C$400 million aggregate principal amount of 6.50% senior unsecured notes due 2032 (the “Notes”), which aggregate principal amount of Notes was upsized from the initial deal size of C$300 million. The Notes will be issued at a price of C$1,000 per C$1,000 principal amount of Notes. The Notes will accrue interest at the rate of 6.50% per annum, payable in cash in equal payments semi-annually in arrears on February 21 and August 21 of each year, commencing on February 21, 2025. The Notes will be issued pursuant to an indenture to be entered into between the Company and Computershare Trust Company of Canada, as trustee.

ATS intends to use the net proceeds of the Offering to pay outstanding amounts owed under the revolving line of credit available under its senior syndicated credit facility.

The Notes are being conditionally offered for sale in Canada on a private placement basis pursuant to certain prospectus exemptions. The Notes have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and are being offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act and applicable state securities laws and outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act.

Subject to customary closing conditions, the closing of the Offering is expected to occur on or about August 21, 2024.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS.

Forward-looking Statements
This press release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the anticipated timing for closing of the Offering of the Notes, and the use of proceeds from the Offering of the Notes. Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to, the failure to close the Offering within the timeline expected, or at all, for any reason; general market performance including market conditions and availability and cost of credit; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2024, which are available on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions; the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives, and the closing of the Offering substantially in accordance with the expected timing.

Forward-looking statements included herein are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation